Graubard Miller The Chrysler Building 405 Lexington Avenue New York, N.Y. 10174-1901 (212) 818-8800
(212) 818-8881		(212) 818-8638
email address
jgallant@graubard.com

November 26, 2013

VIA FEDERAL EXPRESS AND EDGAR

Ms. Pamela A. Long

Assistant Director

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Andina Acquisition Corporation
Revised Preliminary Proxy Statement on Schedule 14A
Filed November 12, 2013
File No. 001-35436

Dear Ms. Long:

On behalf of Andina Acquisition Corporation (the “Company”), we respond as follows to the Staff’s comment letter, dated November 20, 2013, relating to the above-captioned Preliminary Proxy Statement on Schedule 14A (“Proxy Statement”).

Captions and page references in our responses correspond to the present version of the preliminary proxy statement, a copy of which has been marked to note the changes from the prior filing made on November 12, 2013. We are also delivering three (3) courtesy copies of such marked Proxy Statement to Erin Jaskot.

Please note that for the Staff’s convenience, we have recited each of the Staff’s comments and provided the Company’s response to each comment immediately thereafter.

Securities and Exchange Commission

November 26, 2013

General

1.	We note your reference to “Tecnoglass” throughout the prospectus, including on page one where you state that “Tecnoglass” shareholders will receive total merger consideration of $212.2 million and on page two where you note that “Tecnoglass” may waive the condition that Andina have cash on hand of at least $33.5 million. Please clarify whether this reference should be to Tecnoglass Holding or if instead it is referencing Tecnoglass S.A.

We have revised the disclosure in the Proxy Statement on page 1 and elsewhere where appropriate to clarify that the above-mentioned referenced should be to Tecnoglass Holding as requested.

2.	We have read your response to prior comment two of our letter dated October 25, 2013. Please provide a more robust explanation regarding how you intend to account for the reorganization of Tecnoglass and ES into Tecnoglass Holdings. Please address how you will account for the related party investments between these entities.

Tecnoglass S.A. (“Tecnoglass”) and C.I. Energia Solar S.A. E.S. Windows (“ES”), are affiliated companies that were founded by Christian T. Daes and José M. Daes, two brothers who currently own and control these companies through the Daes family. (See below for a visual diagram of the ownership structure.)

Tecnoglass and ES share certain principal directors, officers and shareholders and share a manufacturing complex and headquarters in Colombia, South America. Joaquín F. Fernández serves as Chief Financial Officer of both Tecnoglass and ES. Tecnoglass and ES have a number of shareholders in common and ES is the largest shareholder of Tecnoglass. Additionally, approximately 30% of Tecnoglass’ products are supplied to ES for installation in various window-related products that ES manufactures. Although the customer bases of Tecnoglass and ES are largely distinct within the commercial construction market, from time to time Tecnoglass and ES will coordinate in the research, development and pricing of certain of their products.

Control of Tecnoglass and ES is held by the Daes family through common ownership of 69.07% of the shares of the holding company (Tecno Corporation (“Tecnoglass Holding”)), as follows:

•	Evelyn AbuchaibeAbuchaube and Jose Manuel Daes Saieth, who are the parents of Jose M Daes Abuchaibe and Christian T. Daes Abuchaibe, own 66.2% of Tecnoglass Holding; this is achieved primarily through their sole ownership of EmpresasPinasco S.A. and Central Equities S.A., which have direct ownership in Tecno Corporation. And it is also achieved through their ownership in EmpresasPinasco S.A. and Central Equities S.A. and its ownership in CI Energia Solar ES Windows, Invelco S.A., JDM Inversions S.A., which also own shares of Tecnoglass Holding as well;

Securities and Exchange Commission

November 26, 2013

•	The two sons of Christian Daes Abuchaibe, through their ownership of DAESMO S.A., Inversiones Christian T. Daes y Cia. S. en C., Christian T. Daes y Cia S.C.A. account for an additional 1.2% of shares of direct ownership of Tecnoglass Holding;
•	Giselle Daes de Amin, sister of Jose M Daes Abuchabie and Christian T Daes Abuchaibe, and her two sons, Carlos Amin Daes and Samir Amin Daes, own1.6% of Tecnoglass Holding; and
•	Jose M Daes Abuchaibe and Christian T Daes Abuchaibedirectly own 0.01% and 0.06% of Tecnoglass Holding, respectively.

Therefore, the Daes family has a controlling financial interest of Tecnoglass and ES per the following factors:

•	The Daes family has a major voting interest (69.07%) in the companies; and
•	The decision makers for the companies are the sons Jose M Daes and Christian Daes in their active roles as CEOs of each of the two companies.

For purposes of accounting for the reorganization of Tecnoglass and ES into Tecnoglass Holding, to the extent one or more entities in a common control transaction are partially owned by the combining party, the accounting for any noncontrolling interest should follow the guidance in ASC 810-10, Consolidation. Further, under ASC 810-10, changes in parent’s ownership interest while it retains a controlling financial interest in its subsidiary will be accounted for as equity transactions. Lastly, the non-controlling interest should not be recorded at fair value because common control transactions, by definition, do not result in a change in control.

Based on the Daes family having a controlling financial interest, the transaction has a high degree of common ownership and therefore will be accounted for in a manner consistent with a common control transaction. The common control transaction (including the acquisition of the non-controlling interest of 31.1%) is a non-substantive transaction and, therefore, in line with the accounting per ASC 810-10.Therefore, the parties will account for the reorganization transactions by which Tecnoglass and ES will become wholly owned subsidiaries of Tecnoglass Holding as a transaction between entities with common ownership. Accordingly, after the reorganization, Tecnoglass Holding reflects the assets and liabilities of Tecnoglass and ES at their carryover basis.

Securities and Exchange Commission

November 26, 2013

Diagram of Current Ownership Structure of Tecnoglass S.A. and Energia Solar S.A.

(1)	As described in the Proxy Statement, as required by Colombian corporate law, the stock of each of Tecnoglass and ES is held by five holding companies, each of which shall be wholly owned by Tecnoglass Holding. These five holding companies serve no purpose other than to satisfy the Colombian corporate requirement to have at least five stockholders of each Colombian company.

Post-Business Combination Structure, page 14

3.	Please revise your chart to include the ownership of Andina Sponsor/Insider Shares, Andina Public Shares and ES/TG Holder Shares.

We have revised the disclosure on pages 14 and 15 of the Proxy Statement as requested.

Securities and Exchange Commission

November 26, 2013

Risk Factors, page 33

4.	We note your revisions in response to comments 21 and 22 of our letter dated October 25, 2013. In particular, we note your inclusion of mitigating language throughout the risk factors, such as your disclosure on page 37 stating that you have historically been successful in hedging against rate fluctuations and your disclosure on page 38 that you have not had any difficulties in repatriating profits from foreign countries. Please revise this section to remove such mitigating language. While the risk factors should explain how the specific risk applies to your company and provide the information investors need to assess the magnitude of the risk, mitigating language is not generally appropriate. To the extent a risk factor is generic and does not actually represent a material risk to your company, please remove such risk factor.

We have revised the disclosure in the Risk Factors section of the Proxy Statement to remove mitigating language as requested.

The home building industry and the home repair and remodeling sector are regulated . . ., page 34

Changes in building codes could lower the demand . . ., page 34

5.	We note your disclosure that “because Tecnoglass and ES have met the stringent construction requirements enacted by Miami-Dade County, neither company has failed to meet the regulatory demands of any other jurisdiction.” It is unclear why compliance in Miami-Dade County would mean that the company was also in compliance with all other jurisdictions. We also note that the majority of your business operates outside Miami-Dade and therefore the relevance of this statement is unclear. Finally, we note that this is mitigating language that is generally inappropriate, as noted in the comment above.

We have revised the disclosure on page 34 of the Proxy Statement to remove the above-referenced disclosure as requested.

Background of the Merger, page 55

6.	We note your revisions in response to comments 26, 27 and 28 of our letter dated October 25, 2013. Please further revise this section to explain the material issues discussed at each of the meetings, the positions taken by those involved in each meeting, and why certain the parties ultimately agreed upon certain issues or terms. We note for example the April 4, 2013 meeting at which participants discussed certain points of the letter of intent, answered questions regarding the structure, valuation and process, and noted that the financial position had improved since the initial discussion on valuation. However, your disclosure does not explain what was discussed about the letter of intent, the structure, the valuation and process, or the specific changes in financial position that led to Andina offering increased consideration. We note similar vague references throughout this section, such as changes to the terms of the release of the contingent consideration, but without an explanation as to the actual changes that were made. Please revise this section accordingly.

Securities and Exchange Commission

November 26, 2013

We have revised the disclosure on pages 59 and 60 of the Proxy Statement as requested.

Projections Furnished by Tecnoglass Holding to Andina, page 63

7.	Please remove the language on page 64 stating that “reliance should not be placed on the projections.”

We have revised the disclosure on page 64 of the Proxy Statement as requested.

Comparable Company Analysis, page 65

8.	We note that Andina’s management considered only Apogee Enterprises, Inc. and PGT, Inc. in its calculations for the Comparable Company Analysis. Please disclose how management considered the other companies listed on page 65 in its analysis, if at all. Please also explain why the board felt it was sufficient to use only two companies in its analysis.

We have revised the disclosure on pages 65 and 66 of the Proxy Statement as requested.

Satisfaction of 80% Test, page 66

9.	Please disclose the multiples for the closest comparable companies used in management’s analysis and how management determined that a multiple of 9.0 was appropriate to use for Tecnoglass and ES.

We have revised the disclosure on page 67 of the Proxy Statement as requested.

Unaudited Pro Forma Condensed Combined Financial Statements, page 79

10.	Please revise your filing to provide appropriate pro forma adjustment to reflect the reorganization of ES and Tecnoglass into one entity. In this regard, we note that several adjustments included in the column “pro forma adjustments assuming no exercise of conversion” appear to more appropriately belong in the third column titles “pro forma adjustments.”

We have revised the disclosure on pages 82, 83, 85 and 86 of the Proxy Statement as requested.

Business of Tecnoglass and ES, page 121

11.	We note that you have removed your discussion of strategic commercial allies and certain well-known projects in response to comments 38 and 39 of our letter dated October 25, 2013. However, we note that this disclosure continues to appear on page 139. Please revise accordingly.

We have revised the disclosure on page 138 - 139 of the Proxy Statement as requested.

Securities and Exchange Commission

November 26, 2013

Management’s Discussion and Analysis of Financial Condition and Results of Operations of Tecnoglass and ES, page 127

Results of Operations, page 133

12.	We note your disclosure that sales in Colombia grew 28% for the year ended December 31, 2011 as compared to the year ended December 31, 2012, and 43% for the nine months ended September 31, 2012 as compared to the nine months ended September 30, 2013. Please disclose how much of this increase was due to sales made to ES.

We have revised the disclosure on page 133 of the Proxy Statement as requested.

Beneficial Ownership of Securities, page 148

13.	It does not appear that you have included Joaquin Fernandez in the table under Directors and Executive Officers Post-Merger. Please revise accordingly.

We have revised the disclosure on page 147 of the Proxy Statement as requested.

Tecnoglass S.A.

General

14.	We note that you have disclosed the date through which subsequent events have been evaluated in your annual financial statements. Please also provide this disclosure in your interim financial information. Please refer to ASC Topic 855-10-50.

We have revised the disclosure on page FS-20 of the Proxy Statement as requested.

Securities and Exchange Commission

November 26, 2013

Statements of Income and Comprehensive Income, pages FS-5 and FS-23

15.	Please revise your statements of Income and Comprehensive Income to include the Components of and the total for other comprehensive income as well as a total for comprehensive income in the statement of comprehensive income. Please refer to ASC Topic 220-10.

We have revised the disclosure on pages FS-4 and FS-23 of the Proxy Statement as requested.

Statement of Cash Flow, pages FS-7

16.	We note that you continue to present changes in financial liabilities under cash flow from financing activities as a net movement. Please revise your filing to reflect additions and reductions if appropriate.

We have revised the disclosure on page FS-6 of the Proxy Statement as requested.

Note 21 – Contingencies, page FS-20

Note 22 – Contingencies, page FS-44

17.	We have read your updated disclosures. Please revise your filing to include the possible range of loss for the wrongful death lawsuit. If you are unable to determine a possible range of loss, then please disclose the amount of damages being sought in the lawsuit.

We have revised the disclosure on pages FS-19-20 and FS-44 of the Proxy Statement as requested.

Independent Auditor’s Report, page FS-21

18.	We note that your external auditor has issued a new report dated November 6, 2013. Please tell us how this is compliant with AU Section 530 and why the report date was changed.

Please see revised independent auditors’ report on page FS-21 of the Proxy Statement.

Note 23 – Subsequent Events, page FS-44

19.	We note that you have evaluated subsequent events through March 8, 2013, the date which the financial statements ever available to be issued and we note that the auditor’s report was dated November 6, 2013. Please tell us why subsequent events were not updated through the date the auditor signed their report.

Securities and Exchange Commission

November 26, 2013

The date of evaluation for subsequent events was inadvertently not updated in connection with the last filing of the proxy statement. We have revised the disclosure on page FS-44 of the Proxy Statement to include an update of subsequent events through the date the auditor signed the report as requested.

C.I.Energia Solar S.S. ESWindows

Statements of Income and Comprehensive Income, pages FS-47 and FS-66

20.	Please revise your statements of Income and Comprehensive Income to include the Components of and the total for other comprehensive income as well as a total for comprehensive income in the statement of comprehensive income. Please refer to ASC Topic 220-10.

We have revised the disclosure on pages FS-48 and FS-69 of the Proxy Statement as requested.

Note 2 – Summary of Significant Accounting Policies, pages FS-52 and FS-72

Recognition of Revenues, Costs and Expenses, pages FS-55 and FS-75

21.	Please revise your disclosure to address whether you have recorded any material provisions for losses on uncompleted contracts. In addition, please revise your balance sheet, as appropriate, to include line items for billed or unbilled amounts related to percentage of completion revenue recognition as required by Rule 5-02 of Regulation S-X.

We have revised the disclosure on pages FS-57 and FS-79 of the Proxy Statement as requested.

Note 6 – Investments, pages FS-59 and FS 79

22.	Please revise your filing to specifically disclose and discuss what “investment on shares” relates to and how it is accounted for.

We have revised the disclosure on pages FS-61 and 83 of the Proxy Statement as requested.

Independent Auditor’s Report, page FS-64

23.	We note that your external auditor has issued a new report dated November 6, 2013. Please tell us how this is compliant with AU Section 530 and why the report date was changed.

Please see revised independent auditors’ report on page FS-67 of the Proxy Statement.

Note 23 – Subsequent Events, page FS-86

24.	We note that you have evaluated subsequent events through March 8, 2013, the date which the financial statements ever available to be issued and we note that the auditor’s report was dated November 6, 2013. Please tell us why subsequent events were not updated through the date the auditor signed their report.

Securities and Exchange Commission

November 26, 2013

The date of evaluation for subsequent events was inadvertently not updated in connection with the last filing of the proxy statement. We have revised the disclosure on page FS-90 of the Proxy Statement to include an update of subsequent events through the date the auditor signed the report as requested.

* * * * *

If you have any questions, please do not hesitate to contact me at the above telephone and facsimile numbers.

Very truly yours,

Jeffrey M. Gallant

JMG/kab

Enclosures

cc:          Mr. B. Luke Weil